David L. Fleisher
Vice President, Chief Financial Officer & Secretary
P. O. Box 1041 Chesterfield, MO 63006-1041	Phone: 314-216-2893 Fax: 314-216-2601 Email: dfleisher@huttig.com

March 14, 2007

Mr. Ryan Rohn

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., MS 7010

Washington, D.C. 20549-7010

RE:	Huttig Building Products, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 9, 2006

File No. 001-14982

Dear Mr. Rohn,

This letter sets forth the response of Huttig Building Products, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated March 5, 2007, with respect to the above referenced Company filing.

We have set forth below in italic type the comment set forth in the comment letter and this comment is followed by the Company’s response.

1.	Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the chief operating decision maker to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

The CODM reports you provided show net sales, gross profit and operating profit for each of your branches. Because each branch has discrete financial information that is regularly used, we assume that information is used by the CODM to assess performance and make decisions about the allocation of resources. Therefore, it appears to us you have more than one operating segment and your branch locations represent your operating segments.

Mr. Rohn

March 14, 2007

However, it does appear to us that each location could meet the aggregation criteria of paragraph 17(a)-(e), and the remaining analysis would be whether you believe the segments exhibit similar economic characteristics. Management is in the best position to determine whether the economic characteristics of each location are similar enough to aggregate the operating segments into a single segment. Your letter dated March 1, 2007, appears to be describing these criteria. Based upon that analysis and considering you are in the best position to evaluate these criteria, we have no further comment. We urge you continue to carefully consider the requirements to SFAS 131, including the aggregation criteria as they relate to your operating segments.

The Staff’s comment is noted. In the footnotes to our financial statements included in our 2006 Annual Report on Form 10-K, we will indicate that each of our branches is considered an operating segment of our business and that we have aggregated our branches into one reporting segment based on the criteria set forth in SFAS 131. We will also continue to carefully evaluate and consider the requirements of SFAS 131, including the aggregation criteria as they relate to our operating segments.

On behalf of Huttig Building Products, Inc., I thank you for your consideration of our response. Should the Staff have further questions or comments or need any further information or clarification, please call me at 314-216-2893.

Sincerely,

David L. Fleisher

Vice President – Chief Financial Officer